January 25, 2008

Mr. Peter Yip
CDC Corporation
33/F Citicorp Center
18 Whitfield Road
Causeway Bay, Hong Kong

> **Re:** **CDC Corporation**
> **Form 20-F for the year ended December 31, 2006**
> **Filed July 2, 2007**
> **File No. 0-30134**

Dear Mr. Yip:

We have reviewed your response letter dated January 11, 2008 and have the following additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 19, 2007. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2006

General

1.   In your response to several of our prior comments, you committed to make revisions to your December 31, 2006 Form 20-F by filing an amendment. Please note that we cannot complete our review until you file this amendment and we review the amendment for compliance with our prior comments.

Item 5A – Management's Discussion and Analysis – Results of Operations, page 119

2.   We note your response to our prior comment 2 and have the following additional
        comments:

- We note that you have provided in Note 27 a brief description of items that
  are excluded from your reportable segments and are included in Corporate and
  Other Unallocated Amounts. Based on your proposed segmental analysis of
  net income, it is unclear that your current disclosure fully describes the types
  of expenses that are reflected as Corporate and Other Unallocated Amounts.
  Please revise your disclosure, either here or in Note 27, to better describe to
  your readers the types of expenses that you classify as Corporate and Other
  Unallocated Amounts, as we believe this provides your readers with
  additional insight into your segmental results.

- Please briefly disclose, either in here or in Note 27, your policy for allocating
  any centrally incurred costs to your reportable segments. We believe this will
  provide your readers with additional insight into your segmental results.
  Refer to paragraph 31(b) of SFAS 131.

- Additionally, please either confirm to us that your methodology for allocating
  centrally incurred expenses to your segments has not changed during the
  periods presented, or expand your segmental analysis of net income to address
  how your methodology has changed and the impact this has on the
  comparability of segmental results for the periods presented. Refer to
  paragraph 31(d) of SFAS 131.

Item 18 – Financial Statements

Note 2(L) – Summary of Significant Accounting Policies – Revenue Recognition, page
F-15

3.   We note your response to the fourth bullet point of our prior comment 10. Please
        consider disclosing somewhere in your filing the fact that returns of your prepaid
        cards have not historically been significant, as we believe this is useful
        information to your readers.

Note 6 – Investments, page F-35

4.   We note your response to our prior comment 11 where you indicate that the
        Company anticipates recording an other than temporary impairment charge during
        the fourth quarter of fiscal 2007 for your CLO Investment. Tell us the amount of
        other-than-temporary impairment charge recorded for this investment. Further,
        when preparing your upcoming Form 20-F for December 31, 2007, please be
        advised of the SEC Division of Corporation Finance's December 2007 "Sample

Letter Sent to Public Companies that have Identified Investments in Structured Investment Vehicles, Conduits or Collateralized Debt Obligations (Off-balance Sheet Entities)" which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfoffbalanceltr1207.htm.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact David Orlic, Staff Attorney, at 202-551-3503 or Barbara Jacobs, Assistant Director, at 202-551-3730 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief